ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

9 November 2012

Director/PDMR Shareholding

Reed Elsevier announces that today, Mr Mark Armour, a director of Reed Elsevier, exercised options granted to him in March 2006, and acquired 1,500 Reed Elsevier PLC ordinary shares at 530.5p per share. Mr Armour retained all of the shares acquired upon exercise of the options.

Following this transaction, Mr Armour’s interests in the issued capital of Reed Elsevier are:

250,242 Reed Elsevier PLC ordinary shares; and

136,889 Reed Elsevier NV ordinary shares.